

May 4, 2012

Via E-mail
Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
1857 Helm Drive
Las Vegas, NV 89119

> **Re:** **Cord Blood America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your response dated April 17, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Statements of Cash Flows, page F-6

1. We note the line item "Interest expense on Ironridge Global Transaction" in the amount of $570,960 is presented as a cash flow from operating activities. Based on your disclosures on pages 21 and 27, it appears that this amount relates to the court-approved settlement of the claim through your issuance of shares. Accordingly, if this line item represents a non-cash adjustment to net loss, please revise your line item description to clarify. If this line item represents something else, please revise to clarify what it represents. In addition, please explain to us the basis for classifying settlement amounts in excess of the originally recorded claim as "interest expense" or revise to recharacterize this line item

Notes to Financial Statements

2. We read your response to our prior comment one, noting that you corrected the error pertaining to your results of the third quarter 2011 by recording an additional expense of $483,798 in the fourth quarter of 2011. We also note your assertion that based on your analysis, the restatement of your financial statements for the quarter ended and nine months ended September 30, 2011 are not necessary. To provide better transparency to investors about the settlement and the correction of this error, please amend your Form 10-K to include a note describing the terms and timing of the settlement and the nature and amount of your fourth quarter adjustment that pertains to the third quarter. In this regard, please refer to FASB ASC 250-10-50-7 for disclosure guidance.

Other Exchange Act Filings

3. Please confirm to us that when you file your Form 10-Q for the three and nine months ended September 30, 2012, you will show the corrected comparative amounts for the three and nine months ended September 30, 2011 and clearly mark them as 'restated'.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining